Exhibit 21.1

Subsidiaries of AmpliPhi Biosciences Corporation

The following companies are direct or indirect wholly owned subsidiaries of AmpliPhi Biosciences Corporation:

Name	Jurisdiction
Biocontrol Limited	United Kingdom
AmpliPhi Australia Pty Ltd	Australia
Special Phage Holdings Pty Ltd	Australia
Special Phage Services Pty Ltd	Australia
Ampliphi, Biotehnološke Raziskave in Razvoj, d.o.o	Slovenia